August 9, 2022
VIA EDGAR
Ms. Lisa Larkin
Division of Investment Management
Securities and Exchange Commission (“Commission”)
100 F Street, N.E.
Washington, D.C. 20549

ETF Managers Trust (the “Trust”)
Registration Statement on Form N-1A
File No. 333-182274

Dear Ms. Larkin:
This letter sets forth responses to comments received orally on August 3, 2022, pertaining to Post-Effective Amendment No. 149 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) submitted by the Trust on June 24, 2022 for the purpose of making material changes to the registration statement for the ETFMG 2x Daily Alternative Harvest ETF (the “Leveraged Fund”) and ETFMG 2x Daily Inverse Alternative Harvest ETF (the “Inverse Fund” and, together with the Leveraged Fund, the “Funds”). Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.
Set forth below is each comment and the Trust’s response thereto. Marked pages of the Registration Statement are attached to reflect revisions made in response to the comments.
General
1.Comment:
Regarding all blanks within the Amendment, please ensure all information as required by Form N-1A is included within the documents prior to filing with the Commission.
Response: The Trust will ensure that all missing information will be provided in accordance with Form N-1A.
2.Comment:
We note the Amendment reflects changes to the Funds’ Index to increase the investment universe. Previously, you included a legal opinion and other disclosures representing that investments would not be illegal under the Controlled Substances Act. Please supplementally describe the most significant Index changes, including how changes are reflected in disclosure and include a statement describing any impact such changes will have on the previously given opinion.

Ms. Lisa Larkin

August 9, 2022
Response: The Index methodology is being revised to remove the requirement that all components must be engaged exclusively in legal activities under applicable national and local laws. Nonetheless, the Funds will only invest directly in companies that are engaged exclusively in legal activities under applicable national and local laws.
The Funds may obtain their desired exposure to the Index by investing in other investment companies that principally invest, either directly or through derivatives, in component securities of the Index. The Funds may obtain exposure to certain components of the Index by investing, either directly or through derivatives, in the ETFMG U.S. Alternative Harvest ETF.
Prospectus
3.Comment:
We note that a significant portion of each Fund’s assets is invested in money market funds. Please consider whether a line item for Acquired Fund Fees and Expenses is appropriate for each Fund.
Response: The fee tables and expense examples for the Funds have been revised as presented in Appendix A to this response letter.
4.Comment
It appears that the Funds may invest in CBD foods and supplements, the legality of which is unclear. How are these investments in accordance with the principal investment strategies regarding investments in only legal activities and the Funds’ cannabis legal opinion? Please provide the percent of the Index components that are primarily engaged in this area.
Response: The Funds may hold directly only companies that sell foods or supplements containing CBD derived from hemp, but not CBD derived from marijuana. The 2018 Farm Bill removed hemp from the definition of marijuana in the Controlled Substances Act. The Funds’ view is that the production and sale of hemp derived CBD foods and supplements can be done lawfully. The Funds note that it will only hold directly exchange-traded stocks that are listed on exchanges that require compliance with U.S. federal laws for continued listing. This provides further comfort that the Funds’ investments are engaged in lawful activities.
Further, the Funds make no representations with respect to the compliance of its holdings with any laws other than those regulating marijuana. Likewise, the referenced legal opinion relates only to the Funds’ compliance with the Controlled Substances Act, the Money Laundering Control Act and various securities laws. We are not aware of any express, specific prohibition by the FDA on the investment by the Funds in equities (whether by equity purchase or execution of a total return swap referencing the equity) of the companies referenced in the first sentence of this Response. It appears that FDA regulation on the issues identified in this comment is unsettled today. The closest that the FDA comes to clarifying the current state of on-point regulation (or the most that the FDA provides, in the way of guidance) on

Ms. Lisa Larkin

August 9, 2022
whether commercial activity involving such companies as those referenced in the comment is the following statement, which the FDA provided in a Q&A format:
Q. Is it legal for me to sell CBD products?
A. It depends, among other things, on the intended use of the product and how it is labeled and marketed. Even if a CBD product meets the definition of "hemp" under the 2018 Farm Bill (see Question #2), it still must comply with all other applicable laws, including the FD&C Act. The below questions and answers explain some of the ways that specific parts of the FD&C Act can affect the legality of CBD products. We are aware that state and local authorities are fielding numerous questions about the legality of CBD. There is ongoing communication with state and local officials to answer questions about requirements under the FD&C Act, to better understand the landscape at the state level, and to otherwise engage with state/local regulatory partners.” See FDA Regulation of Cannabis and Cannabis-Derived Products, Including Cannabidiol (CBD), https://www.fda.gov/news-events/public-health-focus/fda-regulation-cannabis-and-cannabis-derived-products-includingcannabidiol-cbd#importexport, accessed on August 8, 2022.
Therefore, to the extent that any FDA regulation limits the ability of the Funds’ investments to sell CBD foods and supplements, such (FDA) regulation would not affect any representations of the Funds or the opinions provided. Regulatory risks are common for many investment strategies. The Funds’ registration statement discloses risks associated with FDA regulatory developments that are separate from the narcotics and anti-money laundering laws about which the Funds make representations and to which the opinion relates.
As of August 4, 2022, approximately 1.44% of the Index by weight consists of companies that are primarily engaged in the business of selling CBD foods and supplements.
5.Comment:
We note that the fee table to the Leveraged Fund includes a footnote that provides an estimate of embedded costs of swaps as a percentage of the Fund’s assets for the most recent fiscal year. Please consider whether a similar footnote would be appropriate for the Inverse Fund.
Response: Because the Inverse Fund will be positioned to decline in value when the Index increases in value, the Fund will function as the protection seller in its swaps agreements. Therefore, the cost of the swaps financing will be paid to the Inverse Fund by the swaps counterparties. The Inverse Fund does not believe that it would be appropriate to reflect the swaps financing as income to the Inverse Fund in the fee table. The Inverse Fund notes that the cost of the swaps financing will be reflected in the net gain/loss of the swaps, in accordance with standard industry practice and Generally Accepted Accounting Principles.

Ms. Lisa Larkin

August 9, 2022
Statement of Additional Information (“SAI”)
6.Comment:
In the section titled “FURTHER INFORMATION ABOUT REGULATION OF CANNABIS,” please update the following sentence:
In fact, since 2015, the FDA has issued warning letters to twenty-two different entities: six in 2015, eight in 2016, four in 2017, one in 2018, and (to date) four in 2019 thus far.
Response: The referenced sentence has been deleted.
7.Comment:
In the section titled “THE PORTFOLIO MANAGERS—Other Accounts,” please verify that all accounts managed by the named portfolio managers are jointly managed.
Response: The Trust confirms that all Other Accounts of the named portfolio managers are jointly managed.
8.Comment:
On the cover page of the SAI and in the section titled “FINANCIAL STATEMENTS,” please incorporate the Fund’s semi-annual report for the period ended March 31, 2022.
Response: The Registration Statement has been revised accordingly.
Part C
9.Comment:
Please confirm that a consent of an independent registered public accounting firm will be filed as an exhibit to the Registration Statement.
Response: The Trust so confirms.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1232.

Sincerely,

/s/ Eric Simanek

Ms. Lisa Larkin

August 9, 2022
Appendix A

ETFMG 2x Daily Alternative Harvest ETF

Fees and Expenses
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.95%
Distribution and Service (12b-1) Fees	None
Other Expenses[1,2]	0.00%
Acquired Fund Fees and Expenses[1,3]	0.06%
Total Annual Fund Operating Expenses	1.01%
1 Based on estimated amounts for the current fiscal year.
2 Other Expenses do not reflect the costs of investing in swaps, including any fees paid to the swap counterparty. The estimated annual costs of investing in swaps for the Fund are 1.60% of the Fund’s average daily net assets. The performance of the Fund is net of all such costs of investing in swaps.
3 Total Annual Fund Operating Expenses do not correlate to the Expenses to Average Net Assets provided in the Financial Highlights, which reflect the operating expenses of the Fund and do not include 0.06% that is attributed to acquired fund fees and expenses.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This Example does not take into account the brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years	5 Years	10 Years
$103	$322	$558	$1,236

Ms. Lisa Larkin

August 9, 2022
ETFMG 2x Daily Inverse Alternative Harvest ETF

Fees and Expenses
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.95%
Distribution and Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1,2]	0.07%
Total Annual Fund Operating Expenses	1.02%
1 Based on estimated amounts for the current fiscal year.
2 Total Annual Fund Operating Expenses do not correlate to the Expenses to Average Net Assets provided in the Financial Highlights, which reflect the operating expenses of the Fund and do not include 0.07% that is attributed to acquired fund fees and expenses.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This Example does not take into account the brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years	5 Years	10 Years
$104	$325	$563	$1,248